UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Radiant Systems, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

75025N 10 2

(CUSIP Number)

Jennifer M. Daniels NCR Corporation 3097 Satellite Boulevard Duluth, Georgia 30096 (937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Betty O. Temple, Esq. Womble Carlyle Sandridge & Rice, PLLC 271 17th Street, NW Suite 2400 Atlanta, Georgia 30363-1017 (404) 872-7000

July 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025N 10 2

1	NAME OF REPORTING PERSON NCR Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,575,764[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,575,764[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,764[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%[2]
14	TYPE OF REPORTING PERSON CO

[1]

Includes 1,146,439 shares of Radiant Systems, Inc. common stock underlying stock options which are currently exercisable or exercisable within 60 days of July 7, 2011. The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreement, however, does not arise unless and until such stock options are exercised. Excluding such stock options, the reporting person may be deemed to beneficially own an aggregate of 3,429,325 shares of Radiant Systems, Inc. common stock, or 8.4% of the shares of Radiant Systems, Inc. common stock outstanding as of July 7, 2011.

[2]

Based upon 40,646,001 shares of common stock outstanding as of July 7, 2011, and 2,183,896 shares of common stock underlying stock options which are currently exercisable or exercisable within 60 days of July 7, 2011.

CUSIP No. 75025N 10 2

1	NAME OF REPORTING PERSON Ranger Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,575,764[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,575,764[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,764[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%[4]
14	TYPE OF REPORTING PERSON CO

[3]

Includes 1,146,439 shares of Radiant Systems, Inc. common stock underlying stock options which are currently exercisable or exercisable within 60 days of July 7, 2011. The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreement, however, does not arise unless and until such stock options are exercised. Excluding such stock options, the reporting person may be deemed to beneficially own an aggregate of 3,429,325 shares of Radiant Systems, Inc. common stock, or 8.4% of the shares of Radiant Systems, Inc. common stock outstanding as of July 7, 2011.

[4]

Based upon 40,646,001 shares of common stock outstanding as of July 7, 2011, and 2,183,896 shares of common stock underlying stock options which are currently exercisable or exercisable within 60 days of July 7, 2011.

Item 1. Security and Issuer

This statement (the “Statement”) on Schedule 13D relates to the common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”). The principal executive offices of Radiant are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022.

Item 2. Identity and Background

(a)-(c) This Statement is being jointly filed on behalf of NCR Corporation, a Maryland corporation (“NCR”), and Ranger Acquisition Corporation, a Georgia corporation and wholly-owned subsidiary of NCR (“Purchaser,” and together with NCR, the “Reporting Persons”). The principal executive offices of NCR and Purchaser are located at 3097 Satellite Boulevard, Duluth, Georgia 30096. NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR’s portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines, self-service kiosks and point of sale devices as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools, as well as offering services for third-party products. Purchaser was organized by NCR to acquire Radiant and therefore has not conducted any business to date.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of NCR and Purchaser, his or her name, residence or business address and present principal occupation or employment, in each case as of the date hereof.

(d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of the Reporting Persons, each executive officer, director or controlling person of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Tender and Voting Agreement dated July 11, 2011 described in Item 4, as amended by the First Amendment to Tender and Voting Agreement dated July 21, 2011 (the “Tender Agreement”), the Reporting Persons may be deemed to have acquired beneficial ownership of the Tender Shares (as defined below) by virtue of entering into the Tender Agreement with certain directors and officers of Radiant, in their capacities as shareholders of Radiant (the “Tendering Shareholders”). The Tender Agreement was entered into as a condition and inducement to NCR’s willingness to enter into the Merger Agreement described in Item 4. Neither NCR nor Purchaser has paid any consideration to the Tendering Shareholders in connection with the execution and delivery of the Tender Agreement described under Item 4 of this Statement.

NCR intends to use cash on hand and the proceeds from a committed financing from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets to facilitate the transactions contemplated by the Tender Agreement and the Merger Agreement.

Item 4. Purpose of Transaction

Merger Agreement

On July 11, 2011, NCR, Purchaser and Radiant entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, no par value per share, of Radiant (the “Shares”), at a price per Share of $28.00 (the “Offer Price”), net to the seller in cash, without interest. The Merger Agreement also contemplates that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Radiant (the “Merger”), with Radiant surviving the Merger as a wholly-owned subsidiary of NCR. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares owned by NCR or Radiant or any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties; and (ii) any Shares held by shareholders who have perfected and not withdrawn or waived a demand for appraisal pursuant to Section 14-2-1321 of the Georgia Business Corporation Code, as amended (the “GBCC”)) shall be converted into and become exchangeable for an amount, payable in cash and without interest, equal to the Offer Price.

Pursuant to the Merger Agreement, and upon the terms and conditions contained therein, Purchaser is obligated to commence the Offer no later than July 25, 2011. The initial expiration date of the Offer will be 20 business days following the commencement of the Offer, and the Offer may be extended under certain circumstances described in the Merger Agreement. Purchaser’s obligation to accept for payment and pay for any Shares tendered in the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares which, when added to Shares already owned by NCR and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the expiration of the Offer; (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act, as amended, the Clayton Act, as amended and the Federal Trade Commission Act, as amended, and the obtaining or making of any material clearance, consent, approval, order, authorization, notice to or filing with any governmental entity that is required to be obtained or made in connection with the Offer; (iii) the absence of any material adverse effect with respect to Radiant and (iv) certain other customary conditions.

Pursuant to the Merger Agreement, Radiant granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable following the closing of the Offer and prior to the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms, to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by NCR and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis; and (ii) that number of Shares equal to the Shares authorized (whether unissued or held in the treasury of Radiant) minus the Shares issued at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding equity awards and other rights to acquire Shares as if such shares were outstanding).

Pursuant to the Merger Agreement, at the Effective Time, the articles of incorporation of Radiant will be amended and restated in their entirety to read identically to the articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, and such amended and restated articles of incorporation (the “Charter”) will become the articles of incorporation of the surviving corporation in the Merger (the “Surviving Corporation”) until thereafter amended in accordance with the applicable provisions of the GBCC and such Charter; provided, however, that at the Effective Time the Charter will be amended so that the name of the Surviving Corporation is “Radiant Systems, Inc.” At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, except as to the name of the Surviving Corporation, which shall be “Radiant Systems, Inc.,” will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the GBCC, the Charter and such bylaws. The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. In addition, NCR and Purchaser intend to and will cause the Surviving Corporation to delist the Shares from The NASDAQ Stock Market as promptly as practicable after the Effective Time and to deregister such Shares under the Act, as promptly as practicable after such delisting.

Tender and Voting Agreement

Pursuant to the Tender Agreement, the Tendering Shareholders have agreed to tender and sell an aggregate of 3,429,325 Shares (the “Tender Shares”), representing approximately 8.4% of the outstanding Shares as of July 7, 2011, owned by them to Purchaser pursuant to and in accordance with the terms of the Offer. The Tender Agreement also provides that all Shares issued upon the exercise of options to purchase Shares owned or beneficially owned by the Tendering Shareholders as of the date of the Tender Agreement (the “Tender Options”) shall be considered Tender Shares.

Pursuant to the Tender Agreement, each of the Tendering Shareholders has agreed (i) to tender the Tender Shares into the Offer as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, free and clear of any claims, liens, encumbrances and security interests of any nature whatsoever that would prevent such shareholder from tendering its shares in accordance with the Tender Agreement or otherwise complying with its obligations under the Tender Agreement and (ii) not to withdraw any Tender Shares so tendered unless the Offer has been terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms.

Until the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Tender Shares being accepted for payment thereunder, (iii) the Effective Time, or (iv) the amendment of the terms of the Offer to reduce the price or change the form of consideration to be paid for the Shares, each of the Tendering Shareholders has agreed not to (i) directly or indirectly, offer for sale or redemption, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of or enter into any contract with respect to the transfer of any or all of the Tendering Shareholder’s Tender Shares, Tender Options or any other Radiant securities to any other person other than pursuant to the Merger Agreement or the Offer or in connection with the exercise of any Tender Options; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Tender Shares; (iii) deposit any of its Tender Shares or Tender Options into a voting trust or enter into a voting agreement, other than pursuant to the Tender Agreement or (iv) take any action that would make any of its representations or warranties to be untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or delaying it from performing its obligations under the Tender Agreement.

During the term of the Tender Agreement, each of the Tendering Shareholders has agreed to vote all of its Tender Shares and any other shares of capital stock of Radiant owned, beneficially or of record, by such Tendering Shareholder during the term of the Tender Agreement that are entitled to vote at any meeting of the shareholders of Radiant, however called, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including but not limited to the Merger, and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as such term is defined in the Merger Agreement); and (B) any other action, transaction or proposal involving Radiant or any of its subsidiaries that is intended or would reasonably be expected to result in any other conditions set forth in Article VIII of or Exhibit A to the Merger Agreement not being fulfilled or satisfied on or prior to the date of the closing of the Offer or the expiration of the Offer.

Each of the Tendering Shareholders has also irrevocably granted and appointed NCR and any designee of NCR and each of NCR’s officers, in their respective capacities as NCR’s officers, their proxy and attorney–in–fact to represent, vote and otherwise act with respect to the matters listed in the preceding paragraph until the termination of the Tender Agreement, to the same extent and with the same effect as the Tendering Shareholder might or could do under applicable law, rules and regulations.

During the term of the Tender Agreement, each of the Tendering Shareholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which Radiant is prohibited by the non-solicitation provision of the Merger Agreement; provided, however that the Tendering

Shareholders shall not be prevented from acting in their capacities as employees, officers or directors of Radiant, or taking any action in such capacity (including at the direction of the Radiant Board), but only in either such case as and to the extent permitted by the non-solicitation provision of the Merger Agreement.

The Tender Agreement terminates on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Tender Shares being accepted for payment thereunder, (iii) the Effective Time and (iv) the amendment of the terms of the Offer to reduce the price or change the form of consideration to be paid for the Shares.

The foregoing summary description of the Merger Agreement and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, Tender Agreement, and First Amendment to Tender and Voting Agreement, copies of which are referenced as Exhibit 4.1, Exhibit 4.2, and Exhibit 4.3 hereto, respectively, and are incorporated herein by reference.

Other than as described in this Item 4, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, do any of the persons identified on Schedule I, currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Neither NCR nor Purchaser directly own any Shares. However, as described in Item 4 above, as a result of the Tender Agreement, based on information provided by the Tendering Shareholders, NCR and Purchaser may be deemed to beneficially own an aggregate of 4,575,764 Shares (including of a total of 1,146,439 options to purchase Shares currently exercisable or exercisable within 60 days of July 7, 2011), representing approximately 10.7% of the outstanding Shares as of July 7, 2011. The obligation to tender Shares underlying the 1,146,439 options pursuant to the Tender Agreement does not arise unless and until such stock options are exercised. Excluding such stock options, NCR and Purchaser may be deemed to beneficially own an aggregate of 3,429,325 Shares, or 8.4% of the Shares outstanding as of July 7, 2011. Of such Shares, NCR and Purchaser have sole voting and dispositive power with respect to 0 Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares. The Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference. NCR and Purchaser may be deemed to share with the signatories of the Tender Agreement the power to vote such Shares solely with respect to those matters described in Item 4 of this Statement and in the Tender Agreement, which is incorporated herein by reference. NCR and Purchaser also may be deemed to share with the signatories of the Tender Agreement the power to dispose of such Shares subject thereto solely to the extent that the Tender Agreement restricts the ability of the Tendering Shareholders to transfer the Tender Shares, as more fully described in Item 4 of this Statement and in the Tender Agreement, which is incorporated herein by reference.

To the Reporting Persons’ knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NCR or Purchaser that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither NCR nor Purchaser nor, to the knowledge of NCR and Purchaser, any person identified in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d) To the knowledge of NCR and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

Except as set forth in Item 4, neither NCR nor Purchaser nor, to the best knowledge of NCR and Purchaser, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Radiant. The information set forth in Item 4 relating to the Tender Agreement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

4.1	Agreement and Plan of Merger by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., dated as of July 11, 2011, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

4.2	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

4.3	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

99.1	Joint Filing Agreement dated July 21, 2011, among NCR Corporation and Ranger Acquisition Corporation, pursuant to Rule 13d-1(k)(1).*

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2011	NCR CORPORATION

	By:	/s/ Jennifer M. Daniels
	Name:	Jennifer M. Daniels
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: July 21, 2011	RANGER ACQUISITION CORPORATION

	By:	/s/ John G. Bruno
	Name:	John G. Bruno
	Title:	Chief Executive Officer and President

Schedule I

Directors and Executive Officers of NCR and Purchaser

1.	NCR

The following table sets forth the names and principal occupations or employment of the directors and executive officers of NCR. The business address and the address for each person’s principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096.

Name	Current Principal Occupation or Employment

Directors:

Richard L. Clemmer	President and Chief Executive Officer of NXP B.V., a semiconductor company. Director of Trident Corporation.

William R. Nuti	Chairman of the Board, Chief Executive Officer and President of NCR. Director of Sprint Nextel Corporation.

Gary J. Daichendt	Private investor and managing member of Theory R Properties LLC, a commercial real estate firm. Chairman of ShoreTel Inc.

Robert P. DeRodes	Retired. Former Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company.

Quincy L. Allen	Retired. Former Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies.

Edward “Pete” Boykin	Retired. Former Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company. Director of Teradata Corporation.

Linda Fayne Levinson	Retired. Former Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company. Director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc., and The Western Union Company.

Executive Officers:

William R. Nuti	Chairman of the Board, Chief Executive Officer and President

John G. Bruno	Executive Vice President, Industry Solutions Group

Daniel T. Bogan	Senior Vice President and General Manager of Systemedia Division, now known as NCR Consumables

Jennifer M. Daniels	Senior Vice President, General Counsel and Secretary

Peter A. Dorsman	Senior Vice President, Global Operations

Robert P. Fishman	Senior Vice President and Chief Financial Officer

Peter A. Leav	Senior Vice President, Worldwide Sales

Andrea L. Ledford	Senior Vice President, Human Resources

2.	Purchaser

The following table sets forth the names and principal occupations or employment of the directors and executive officers of Purchaser. The business address and the address for each person’s principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096.

Name	Current Principal Occupation or Employment

Directors:

John G. Bruno	Executive Vice President, Industry Solutions Group, of NCR

Robert P. Fishman	Senior Vice President and Chief Financial Officer of NCR

Andrea L. Ledford	Senior Vice President, Human Resources, of NCR

Executive Officers:

John G. Bruno	President and Chief Executive Officer

Robert P. Fishman	Chief Financial Officer and Treasurer

Andrea L. Ledford	Secretary